Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.




10016267

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司

website: www.ir.shangri-la.com

(Stock Code: 00069)


SEC MAIL
PROCESSING
RECEIVED
AUG 2 7 2010
WASH, D.C.
193
SECTION

SUPPL

OVERSEAS REGULATORY ANNOUNCEMENT

Shangri-La Hotels (Malaysia) Berhad ("SHMB") is a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited. SHMB released to Bursa Malaysia an announcement (the "Announcement") today. The following is a reproduction of the Announcement as required by the Note to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

Executive Directors
Mr. Kuok Khoon Ean
Mr. Lui Man Shing
Mr. Madhu Rama Chandra Rao
Mr. Gregory Allan Dogan

Non-Executive Directors
Mr. Ho Kian Guan
Mr. Kuok Khoon Loong, Edward
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man, BBS, JP
Mr. Michael Wing-Nin Chiu

Hong Kong, 25 August 2010

** For identification purpose only*

dlw 9/1

Financial Results
Reference No **SH-100824-68922**

Company Name	: **SHANGRI-LA HOTELS (MALAYSIA) BERHAD**
Stock Name	: SHANG
Date Announced	: 25/08/2010
Financial Year End	: 31/12/2010
Quarter	: 2
Quarterly report for the financial period ended	: 30/06/2010
The figures	: have not been audited

Converted attachment :

Please attach the full Quarterly Report here:
2nd Qtr 30 June 2010 Results.pdf

Remark:

- DEFAULT CURRENCY
- OTHER CURRENCY

Currency : Malaysian Ringgit (MYR)

SUMMARY OF KEY FINANCIAL INFORMATION
30/06/2010

	INDIVIDUAL PERIOD		**CUMULATIVE PERIOD**	
	CURRENT YEAR QUARTER	**PRECEDING YEAR CORRESPONDING QUARTER**	**CURRENT YEAR TO DATE**	**PRECEDING YEAR CORRESPONDING PERIOD**
	30/06/2010	30/06/2009	30/06/2010	30/06/2009
	$$'000	**$$'000**	**$$'000**	**$$'000**
1Revenue	99,065	78,583	198,697	169,041
2Profit/(loss) before tax	21,095	5,890	42,703	19,902
3Profit/(loss) for the period	17,960	4,617	36,892	16,542
4Profit/(loss) attributable to ordinary equity holders of the parent	15,812	3,177	32,428	13,306
5Basic earnings/ (loss) per share (Subunit)	3.59	0.72	7.37	3.02

6Proposed/Declared dividend per share (Subunit)	3.00	3.00	3.00	3.00

	AS AT END OF CURRENT QUARTER	**AS AT PRECEDING FINANCIAL YEAR END**
7Net assets per share attributable to ordinary equity holders of the parent ($$)	1.7368	1.7006

Remarks :
Item 6 - Proposed/Declared Dividend

The Board has declared an interim dividend of 3 sen or 3% per ordinary share less tax at 25% in respect of the financial year ending 31 December 2010 (2009 interim dividend: 3 sen or 3% per ordinary share less tax at 25%). The dividend will be payable to shareholders on Friday, 26 November 2010.

The interim dividend will amount to RM9.900 million and will be reflected in the financial statements for the quarter ending 30 September 2010.

Definition of Subunit:

In a currency system, there is usually a main unit (base) and subunit that is a fraction amount of the main unit. Example for the subunit as follows:

Country	Base Unit	Subunit
Malaysia	Ringgit	Sen
United States	Dollar	Cent
United Kingdom	Pound	Pence

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
(10889-U)
(Incorporated in Malaysia)

ANNOUNCEMENT OF UNAUDITED CONSOLIDATED RESULTS
FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2010

The Board of Directors of Shangri-La Hotels (Malaysia) Berhad wishes to announce the following :-

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

		3 months ended		6 months ended	
		30.6.2010 RM'000	30.6.2009 RM'000	30.6.2010 RM'000	30.6.2009 RM'000
Revenue		**99,065**	**78,583**	**198,697**	**169,041**
Operating profit before exceptional item		22,370	7,152	45,122	22,568
Exceptional item		-	-	-	-
Operating profit after exceptional item		22,370	7,152	45,122	22,568
Interest expense		(1,342)	(1,124)	(2,651)	(2,490)
Interest income		55	35	102	104
Share of results of an associated company		12	(173)	130	(280)
Profit before tax		**21,095**	**5,890**	**42,703**	**19,902**
Tax expense		(3,135)	(1,273)	(5,811)	(3,360)
Profit for the period		**17,960**	**4,617**	**36,892**	**16,542**
Attributable to:					
Shareholders of the Company		15,812	3,177	32,428	13,306
Minority interests		2,148	1,440	4,464	3,236
		17,960	4,617	36,892	16,542
Basic Earnings per Ordinary Share	(sen)	3.59	0.72	7.37	3.02
Diluted Earnings per Ordinary Share	(sen)	NA	NA	NA	NA

(The unaudited Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Statements for the year ended 31 December 2009)

NA - not applicable

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
(10889-U)
(Incorporated in Malaysia)

ANNOUNCEMENT OF UNAUDITED CONSOLIDATED RESULTS
FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2010

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	3 months ended		6 months ended	
	30.6.2010	**30.6.2009**	**30.6.2010**	**30.6.2009**
	RM'000	**RM'000**	**RM'000**	**RM'000**
Profit for the period	17,960	4,617	36,892	16,542
Other comprehensive income/(expense) for the period	-	-	-	-
Total comprehensive income for the period	**17,960**	**4,617**	**36,892**	**16,542**
Attributable to:				
Shareholders of the Company	15,812	3,177	32,428	13,306
Minority interests	2,148	1,440	4,464	3,236
	17,960	4,617	36,892	16,542

(The unaudited Condensed Consolidated Statement of Comprehensive Income should be read in conjunction with the Annual Financial Statements for the year ended 31 December 2009)

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
(10889-U)
(Incorporated in Malaysia)

ANNOUNCEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2010

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	As at 30.6.2010 RM'000	As at 31.12.2009 # RM'000
ASSETS		
Non-current assets		
Property, plant and equipment	759,331	778,187
Investment properties	266,600	266,600
Interest in associates	9,970	8,888
Property development expenditure	12,240	12,215
	1,048,141	1,065,890
Current assets		
Inventories	8,515	9,230
Trade and other receivables, prepayments and deposits	29,628	29,420
Tax recoverable	4,691	11,194
Cash and cash equivalents	20,625	19,376
	63,459	69,220
Total assets	1,111,600	1,135,110
EQUITY		
Capital and reserves		
Share capital	440,000	440,000
Reserves	324,203	308,275
Total equity attributable to shareholders of the Company	764,203	748,275
Minority interests	74,096	69,632
Total equity	838,299	817,907
LIABILITIES		
Non-current liabilities		
Long-term borrowings	78,472	87,686
Retirement benefits	12,524	12,334
Deferred tax liabilities	14,916	14,474
	105,912	114,494
Current liabilities		
Trade and other payables and accruals	79,227	101,663
Short-term borrowings	87,710	100,660
Current tax liabilities	452	386
	167,389	202,709
Total liabilities	273,301	317,203
Total equity and liabilities	1,111,600	1,135,110
Net Assets per Ordinary Share (RM) Attributable to Shareholders of the Company	1.74	1.70

The comparative balance sheet at 31.12.2009 has been restated to take into account the retrospective reclassification of the Group's leasehold lands from prepaid lease payments to property, plant and equipment in accordance with the amendments to FRS 117 *Leases*, adopted by the Group with effect from 1.1.2010. Please refer to Note A1 for details.

(The unaudited Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Statements for the year ended 31 December 2009)

SHANGRI-LA HOTELS (MALAYSIA) BERHAD

(10889-U)

(Incorporated in Malaysia)

ANNOUNCEMENT OF UNAUDITED CONSOLIDATED RESULTS
FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2010

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2010

All figures in RM'000	Attributable to Shareholders of the Company			Total equity attributable to shareholders of the Company	Minority interests	Total equity
	Share capital	Share premium	Retained earnings			
	←Non-distributable→		←Distributable→			
Balance at 1 January 2009	440,000	104,501	194,821	739,322	61,318	800,640
Net profit for the period	-	-	13,306	13,306	3,236	16,542
Other comprehensive income/(expense) for the period	-	-	-	-	-	-
Total comprehensive income for the period	-	-	13,306	13,306	3,236	16,542
Dividends paid - Final dividend for the financial year ended 31.12.2008 paid on 30.6.2009	-	-	(16,500)	(16,500)	-	(16,500)
Balance at 30 June 2009	440,000	104,501	191,627	736,128	64,554	800,682
Balance at 1 January 2010	440,000	104,501	203,774	748,275	69,632	817,907
Net profit for the period	-	-	32,428	32,428	4,464	36,892
Other comprehensive income/(expense) for the period	-	-	-	-	-	-
Total comprehensive income for the period	-	-	32,428	32,428	4,464	36,892
Dividends paid - Final dividend for the financial year ended 31.12.2009 paid on 29.6.2010	-	-	(16,500)	(16,500)	-	(16,500)
Balance at 30 June 2010	440,000	104,501	219,702	764,203	74,096	838,299

(The unaudited Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the Annual Financial Statements for the year ended 31 December 2009)

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
(10889-U)
(Incorporated in Malaysia)

ANNOUNCEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2010

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT
For the six months ended 30 June 2010

	30.6.2010 RM'000	30.6.2009 RM'000
Profit before tax	42,703	19,902
Adjustments for non-cash flow:-		
Non-cash items	26,540	24,677
Non-operating items	2,549	2,386
Operating profit before changes in working capital	71,792	46,965
Changes in working capital		
Net change in current assets	507	9,430
Net change in current liabilities	(22,436)	(3,138)
Cash generated from operations	49,863	53,257
Income taxes refunded/(paid)	1,200	(6,287)
Retirement benefits paid	(414)	(389)
Net cash inflow from operating activities	50,649	46,581
Investing activities		
Interest income received	102	104
Purchase of property, plant and equipment	(8,144)	(49,164)
Expenditure on property development	(25)	(28)
Net cash outflow from investing activities	(8,067)	(49,088)
Financing activities		
Dividends paid to shareholders of the Company	(16,500)	(16,500)
Dividends paid to minority shareholder of a subsidiary	-	-
(Repayment)/Drawdown of loans	(21,209)	12,103
Interest expense paid	(2,651)	(2,726)
Drawdown/(Repayment) of loans to an associate	(952)	663
Net cash outflow from financing activities	(41,312)	(6,460)
Net increase/(decrease) in cash & cash equivalents	1,270	(8,967)
Cash & cash equivalents at beginning of the year	19,134	22,459
Cash & cash equivalents at end of financial period	20,404	13,492
Cash and cash equivalents at end of financial period	20,404	13,492
Bank overdraft at end of financial period	221	46
Cash & cash equivalents in the consolidated balance sheet	20,625	13,538

(The unaudited Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Statements for the year ended 31 December 2009)

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
(10889-U)
(Incorporated in Malaysia)

ANNOUNCEMENT OF UNAUDITED CONSOLIDATED RESULTS
FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2010

NOTES PURSUANT TO FINANCIAL REPORTING STANDARD 134 ("FRS 134")

A1 **Accounting Policies**

The financial statements of the Group for the current reporting period have been prepared in accordance with FRS 134 - Interim Financial Reporting and paragraph 9.22 of the Listing Requirements of the Bursa Malaysia Securities Berhad ("Bursa Malaysia"), and should be read in conjunction with the Group's financial statements for the year ended 31 December 2009.

Except as described below, the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with those of the audited financial statements of the Group for the year ended 31 December 2009.

With effect from 1 January 2010, the Group adopted the following new or revised financial reporting standards ("FRS"), amendments and interpretations to existing standards that are relevant to its operations and effective for annual periods beginning on or after 1 January 2010.

FRS 7 including its consequential amendments	Financial Instruments: Disclosures
FRS 8 including its consequential amendments	Operating Segments
FRS 101 (revised)	Presentation of Financial Statements
FRS 123 (revised) including its consequential amendments	Borrowing Costs
FRS 139 including its consequential amendments	Financial Instruments: Recognition and Measurement
Amendments to FRS 1	First-time Adoption of Financial Reporting Standards
Amendments to FRS 107	Statement of Cash Flows
Amendments to FRS 108	Accounting Policies, Changes in Accounting Estimates and Errors
Amendments to FRS 110	Events after the Reporting Period
Amendments to FRS 116	Property, Plant and Equipment
Amendments to FRS 117	Leases
Amendments to FRS 118	Revenue
Amendments to FRS 119	Employee Benefits
Amendments to FRS 127	Consolidated and Separate Financial Statements: Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
Amendments to FRS 128	Investments in Associates
Amendments to FRS 132	Financial Instruments: Presentation
Amendments to FRS 134	Interim Financial Reporting
Amendments to FRS 136	Impairment of Assets
Amendments to FRS 140	Investment Property
IC Interpretation 10	Interim Financial Reporting and Impairment

The adoption of the above new or revised FRS, amendments and interpretations to existing standards did not result in any substantial change to the Group's accounting policies nor any significant impact on the Group's financial statements. The principle effects of these changes are set out below.

FRS 8 – Operating Segments

FRS 8 supersedes FRS 114, *Segment Reporting* and requires disclosure of financial and descriptive information about an entity's reportable operating segments on the basis of internal reports that are regularly provided to the chief operating decision maker for the purposes of assessing segment performances and allocation of resources.

The Group has determined that its reportable operating segments are the same as the business segments previously identified under FRS 114, and that they are consistent as that used for internal reporting purposes and provided to the Group's chief operating decision maker.

NOTES PURSUANT TO FRS 134

A1 **Accounting Policies (cont'd)**

FRS 101 – Presentation of Financial Statements
The revised FRS 101 separates owner and non-owner changes in equity. The statement of changes in equity shall include only the details of transactions with owners, with all non-owner changes in equity presented separately.

In addition, the standard introduces the statement of comprehensive income, which presents income and expense items recognised in the profit and loss, together with all other items of recognised income and expenses (*that is "non-owner changes in equity"*). An entity can either choose to present one statement of consolidated comprehensive income or two statements, namely the consolidated income statement and statement of comprehensive income. The Group has chosen to present two statements.

This change in presentation of financial statements has no effect on reported profit or loss, total income and expense or net assets of the Group for any period presented.

Amendments to FRS 117 – Leases
The Group has applied the amended FRS 117 retrospectively, which requires leasehold lands classified as finance leases and operating leases to be accounted for under property, plant and equipment ("PP&E") and prepaid lease payments respectively.

In line with the requirements of the amended FRS 117, the Group has determined that its leasehold lands are finance leases and have therefore, reclassified its leasehold lands with a carrying amount of RM19.206 million at 31 December 2009 from prepaid lease payments to PP&E. Consequently, the Group's PP&E as at 31 December 2009 has been restated from RM758.981 million to RM778.187 million, an increase of RM19.206 million.

FRS 139 – Financial Instruments: Recognition and Measurement
The new FRS 139 deals with the recognition and measurement of financial instruments covering both financial assets and liabilities. This change in accounting policy has been adopted prospectively on 1 January 2010. There has been no impact on the Group's financial statements on initial adoption of FRS 139.

Following the adoption of FRS 139, the Group's financial assets (namely shareholders' loans to associated companies and trade and other receivables) and financial liabilities (namely bank borrowings and trade and other payables) are initially recognised at fair value and thereafter stated at amortised cost using the effective interest method. Prior to 1 January 2010, the Group's financial assets were stated at cost less allowance for doubtful debts, whilst financial liabilities were stated at cost.

Other Revised FRS and Amendments to Existing Standards Not Yet Effective
The Group has not adopted the following revised FRS and amendments to existing standards that have been issued by MASB but are not yet effective.

		Effective for annual periods beginning on or after
FRS 1	First-time Adoption of Financial Reporting Standards	1 July 2010
FRS 3	Business Combinations	1 July 2010
FRS 127	Consolidated and Separate Financial Statements	1 July 2010
Amendments to FRS 1	Limited Exemption from Comparative FRS 7 Disclosures and Additional Exemptions for First-time Adopters	1 January 2011
Amendments to FRS 7	Improving Disclosures about Financial Instruments	1 January 2011
Amendments to FRS 132	Financial Instruments: Presentation	1 March 2010

The adoption of the above revised FRS and amendments to existing standards that are relevant to the Group are not expected to have any material impact on the Group's financial statements.

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
(10889-U)
(Incorporated in Malaysia)

ANNOUNCEMENT OF UNAUDITED CONSOLIDATED RESULTS
FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2010

NOTES PURSUANT TO FRS 134

A2 Seasonal or Cyclical Factors

The business operations of the Group have not been materially affected by seasonal or cyclical factors during the financial period ended 30 June 2010.

A3 Unusual Items affecting Assets, Liabilities, Equity, Net Income or Cash Flows

There were no unusual items affecting assets, liabilities, equity, net income or cash flows of the Group for the financial period ended 30 June 2010.

A4 Material Changes in Estimates

There were no changes in estimates of amounts reported in prior interim periods or changes in estimates of amounts reported in prior financial years, which have a material effect on the financial statements for the second quarter ended 30 June 2010.

A5 Debt and Equity Securities

There were no issuance and repayment of debt and equity securities, share buy-backs, share cancellations, shares held as treasury shares and resale of treasury shares during the financial period ended 30 June 2010.

A6 Dividends paid

A final dividend of 5% or 5 sen per share less tax at 25% for the financial year ended 31 December 2009 amounting to RM16.500 million was paid on 29 June 2010. An interim dividend of 3% or 3 sen per share less tax at 25% amounting to RM9.900 million for the year ended 31 December 2009 was paid on 24 November 2009.

A7 Segmental Reporting

The segmental analysis of the Group's results and assets are set out below.

For the period ended 30 June 2010 *(All figures in RM'000)*	Hotels & Resorts	Investment Properties	Others	Inter-segment Elimination	Consolidated Total
Segment Revenue					
Revenue from external customers	186,860	11,038	799	-	198,697
Inter-segment revenue	-	954	1,535	(2,489)	-
Total revenue	186,860	11,992	2,334	(2,489)	198,697
Segment Results					
Operating profit	37,913	7,487	6,301	(6,579)	45,122
Interest expense	(2,875)	-	(61)	285	(2,651)
Interest income	266	86	35	(285)	102
Share of results of an associated company	130	-	-	-	130
Profit before tax	35,434	7,573	6,275	(6,579)	42,703

As at 30 June 2010 *(All figures in RM'000)*	Hotels & Resorts	Investment Properties	Others	Inter-segment Elimination	Consolidated Total
Segment assets	935,112	253,698	13,780	(100,960)	1,101,630
Interests in associates	9,970	-	-	-	9,970
Total assets	945,082	253,698	13,780	(100,960)	1,111,600

NOTES PURSUANT TO FRS 134

A8 Material Events Subsequent to the End of the Current Financial Period

In the opinion of the Directors, there was no item or event of a material or unusual nature which has occurred between 30 June 2010 and the date of this report that would materially affect the results of the Group for the financial period ended 30 June 2010.

A9 Changes in the Composition of the Group

There were no changes in the composition of the Group during the financial period ended 30 June 2010.

A10 Changes in Contingent Liabilities or Contingent Assets

There have been no changes in the contingent liabilities or assets of the Group since the last annual balance sheet date as at 31 December 2009 to the date of this report.

A11 Capital Commitments

Capital commitments for property, plant and equipment and investment properties not provided for as at 30 June 2010 are as follows:-

	RM'000
Authorised and contracted for	7,510
Authorised but not contracted for	13,512
	21,022

A12 Related Party Transactions

	6 months ended 30.6.2010 RM'000
Transactions with subsidiaries of the ultimate holding company	
Payment of management, marketing and reservation fees to Shangri-La International Hotel Management Ltd and Shangri-La International Hotel Management Pte Ltd, wholly-owned subsidiaries of Shangri-La Asia Limited	6,087
Transactions with a corporation in which Mdm Kuok Oon Kwong, a Director of the Company, has indirect financial interests	
Payment of insurance premium to Jerneh Insurance Berhad	1,157
Transaction with an associate of the Group	
Additional loans granted by Madarac Corporation, the Group's wholly-owned subsidiary incorporated in the British Virgin Islands to its associated company in Myanmar.	952

NOTES REQUIRED BY THE LISTING REQUIREMENTS OF BURSA MALAYSIA – PART A OF APPENDIX 9B

B1 **Review of Group Results 1st Half 2010 vs 1st Half 2009**

For the six months ended 30 June 2010, Group revenue increased by 18% to RM198.697 million from RM169.041 million in the corresponding period ended 30 June 2009.

The Group's profit before tax for the half year consequently rose by 115% to RM42.703 million compared with RM19.902 million in the first half 2009. Group profit attributable to shareholders for the period was RM32.428 million, an increase of 144% from RM13.306 million the previous year.

The Group's financial performance for the half year 2010 mainly reflected the stronger operating results from Shangri-La Hotel Kuala Lumpur and Golden Sands Resort, following the completion of their major renovation programmes in late 2009.

For the first six months of 2010, Shangri-La Hotel Kuala Lumpur achieved revenue growth of 32% to RM68.992 million, as a result of higher business levels in both rooms and food and beverage operations. The hotel's pre-tax profit increased significantly to RM8.934 million from RM0.212 million in the first half 2009. Room occupancy at the hotel was 55%, up from 35% the previous year.

At Golden Sands Resort, revenue rose by 68% to RM20.785 million, supported by healthy increases in occupancy and average room rates. The resort grew its occupancy to 55% from 36% in 2009, with an average room rate increase of 11%. For the first half 2010, the resort posted a pre-tax profit of RM2.898 million as compared to a loss of RM2.688 million for the same period in 2009.

In Sabah, Rasa Ria Resort has had a good first half, growing revenue by 8% to RM47.261 million, with pre-tax profit up 24% to RM16.628 million from RM13.378 million in the half year 2009. The resort's occupancy in the first half 2010 remained at 71%, while the average room rate rose by 11% over the previous year.

There were also better results from Traders Hotel Penang, where revenue improved by 8% to RM14.667 million, with pre-tax profit rising to RM1.444 million from RM0.499 million in the first half of last year. Increased corporate demand enabled the hotel to raise its occupancy to 66% from 60% in 2009.

Overall revenue at Rasa Sayang Resort reduced from RM33.267 million in the first six months of 2009 to RM32.885 million, in line with a lower occupancy of 59% versus 60% the previous year. Despite the reduction in revenue, the resort registered a higher operating profit of RM8.410 million against RM6.427 million for first half 2009, due to a write-back of prior years' cost provisions for property assessments which were no longer required.

The total combined rental revenue from the Group's investment properties for first half 2010 at RM11.992 million was down slightly from RM12.094 million in the first half 2009, whilst their combined pre-tax profit decreased from RM7.640 million in the prior year to RM7.573 million.

In the half year to 30 June 2010, the Group's share of profits in Traders Hotel Yangon, its 23.53% associate hotel in Myanmar was RM0.130 million compared with a share of losses of RM0.280 million for the comparable six months in 2009.

B2 Comparison of Group Results 2nd Quarter 2010 vs 1st Quarter 2010

The Group's revenue in the second quarter ended 30 June 2010 decreased to RM99.065 million compared with RM99.632 million for the first quarter ended 31 March 2010, largely because of lower revenue contributions from Rasa Sayang Resort and Rasa Ria Resort.

Group pre-tax profit for the second quarter 2010 of RM21.095 million was 2% below that of RM21.608 million reported in the first quarter 2010.

For the second quarter, occupancy at Rasa Sayang Resort dropped to 57% from 61% in the first three months of 2010, resulting in a 17% reduction in revenue to RM14.947 million. Due to softer demand, Rasa Ria Resort also recorded a lower occupancy of 68% compared with 74% in the 2010 first quarter, with revenue down by 3% to RM23.286 million.

Shangri-La Hotel Kuala Lumpur, on the other hand saw its revenue grow by 7% over the first quarter 2010 to RM35.736 million, as both occupancy and average room rates improved. Likewise, Golden Sands Resort had a higher occupancy of 61% versus 50% in the first quarter 2010, which generated an overall 7% increase in revenue to RM10.746 million. At Traders Hotel Penang, revenue was up 3% on the 2010 first quarter, helped by an improvement in occupancy level from 65% to 67%.

The combined rental revenue from the Group's investment properties in Kuala Lumpur for the three months ended 30 June 2010 increased slightly to RM6.011 million compared with RM5.981 million in the first quarter 2010.

B3 Prospects for 2010

The Group's hotels and resorts are expected to continue to benefit from the steady revival in leisure and corporate travel during the second half of 2010. However, they are still experiencing a slower recovery in demand from their key long haul travel market of Europe, especially the UK.

Both Shangri-La Hotel Kuala Lumpur and Golden Sands Resort should deliver further growth in their operating results, with the completion of the extensive renovation work to their guestrooms and facilities in late 2009.

The overall prospect for UBN Tower remains encouraging, in line with the relatively stable conditions in the office leasing market in Kuala Lumpur whilst, UBN Apartments continue to face slowing demand in a weak market environment.

NOTES REQUIRED BY THE LISTING REQUIREMENTS OF BURSA MALAYSIA – PART A OF APPENDIX 9B

B4 Variance on Profit Forecast / Profit Guarantee

Not applicable.

B5 Taxation

The tax charge of the Group for the financial period under review is as follows:-

	3 months ended		6 months ended	
	30.6.2010 RM'000	30.6.2009 RM'000	30.6.2010 RM'000	30.6.2009 RM'000
Current taxation				
- Company and subsidiaries	2,990	1,109	5,445	2,194
Deferred taxation	222	158	442	1,215
Under/(Over) provision in respect of prior years				
- Company and subsidiaries	(77)	6	(76)	(49)
	3,135	1,273	5,811	3,360

The effective tax rate for the first half of 2010 was 14% versus the statutory tax rate of 25%, primarily reflecting the availability of Investment Tax Allowance ("ITA") incentive in the Company, as well as in a subsidiary of the Group.

B6 Sale of Unquoted Investments and/or Properties

There were no sales of unquoted investments and/or properties during the financial period ended 30 June 2010.

B7 Quoted Securities

(a) There were no purchases or disposals of quoted securities during the financial period ended 30 June 2010.
(b) There were no investments in quoted securities as at 30 June 2010.

B8 Status of Corporate Proposals

There were no corporate proposals and unutilised proceeds raised from any corporate proposals as at the date of this report.

B9 Group Borrowings and Debt Securities

The Group borrowings as at 30 June 2010 comprise the following:-

	Short Term RM'000	Long Term RM'000	Total RM'000
Secured	-	-	-
Unsecured	87,710*	78,472	166,182
	87,710*	78,472	166,182

* *Amounts drawndown include HKD38.688 million from an offshore bank in Labuan.*

There were no debt securities in the current financial period ended 30 June 2010.

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
(10889-U)
(Incorporated in Malaysia)

ANNOUNCEMENT OF UNAUDITED CONSOLIDATED RESULTS
FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2010

NOTES REQUIRED BY THE LISTING REQUIREMENTS OF BURSA MALAYSIA – PART A OF APPENDIX 9B

B10 **Financial Instruments**

Derivatives

There were no derivative financial instruments during the financial period ended 30 June 2010.

Gains/losses arising from fair value changes of financial liabilities

There were no gains/losses arising from fair value changes of financial liabilities for the financial period ended 30 June 2010.

B11 **Changes in Material Litigation**

There was no material litigation pending as at the date of this report.

B12 **Dividend**

The Board has declared an interim dividend of 3 sen or 3% per ordinary share less tax at 25% in respect of the financial year ending 31 December 2010 (2009 interim dividend: 3 sen or 3% per ordinary share less tax at 25%). The interim dividend is payable on Friday, 26 November 2010.

NOTICE IS HEREBY GIVEN that the interim dividend will be paid to shareholders whose names appear in the Record of Depositors on Tuesday, 2 November 2010.

A Depositor shall qualify for entitlement to the dividend only in respect of:-

(i) Shares transferred into the Depositor's securities account before 4.00 p.m. on Tuesday, 2 November 2010 in respect of transfers.
(ii) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

B13 **Earnings per Share**

The basic earnings per ordinary share for the six (6) months ended 30 June 2010 has been calculated as follows:-

	3 months ended		6 months ended	
	30.6.2010	30.6.2009	30.6.2010	30.6.2009
Profit attributable to shareholders of the Company *(RM'000)*	15,812	3,177	32,428	13,306
No. of ordinary shares in issue *('000)*	440,000	440,000	440,000	440,000
Basic Earnings Per Share *(sen)*	3.59	0.72	7.37	3.02

Diluted Earnings per Share

Not applicable.

B14 **Audit Report of the Group's preceding annual Financial Statements**

There was no qualification in the audit report of the Group's financial statements for the year ended 31 December 2009.

Kuala Lumpur
25 August 2010

By Order of the Board
Datin Rozina Mohd Amin
Company Secretary



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

OVERSEAS REGULATORY ANNOUNCEMENT

Shangri-La Hotels (Malaysia) Berhad ("SHMB") is a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited. SHMB released to Bursa Malaysia an announcement (the "Announcement") today. The following is a reproduction of the Announcement as required by the Note to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

Executive Directors
Mr. Kuok Khoon Ean
Mr. Lui Man Shing
Mr. Madhu Rama Chandra Rao
Mr. Gregory Allan Dogan

Non-Executive Directors
Mr. Ho Kian Guan
Mr. Kuok Khoon Loong, Edward
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man, BBS, JP
Mr. Michael Wing-Nin Chiu

Hong Kong, 25 August 2010

* *For identification purpose only*

Entitlements (Notice of Book Closure)
Reference No **SH-100824-45259**

Company Name	: **SHANGRI-LA HOTELS (MALAYSIA) BERHAD**
Stock Name	: SHANG
Date Announced	: 25/08/2010

EX-date	: 29/10/2010
Entitlement date	: 02/11/2010
Entitlement time	: 04:00:00 PM
Entitlement subject	: Interim Dividend
Entitlement description	: 3 sen or 3% per ordinary share less tax at 25%
Period of interest payment	: to
Financial Year End	: 31/12/2010
Share transfer book & register of members will be	: to closed from (both dates inclusive) for the purpose of determining the entitlements
Registrar's name ,address, telephone no	: PPB CORPORATE SERVICES SDN BHD 17th Floor, Wisma Jerneh 38 Jalan Sultan Ismail 50250 Kuala Lumpur Tel: 03-21170888
Payment date	: 26/11/2010
a. Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers	: 02/11/2010
b. Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	:

c. Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.

Number of new shares/securities issued (units) (If applicable)	:
Entitlement indicator	: Percentage
Entitlement in percentage (%)	: 3

Remarks :